SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ to ____________

Commission File No. 001-15185

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN
(Full Title of Plan)

FIRST HORIZON NATIONAL CORPORATION
(Issuer of Securities Held Pursuant to Plan)

165 MADISON AVENUE
MEMPHIS, TENNESSEE 38103
(Address of Principal Executive Office of Issuer and of Plan)

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Reports of Independent Registered Public Accounting Firms Thereon)

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Note:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is nothing to report.

THOMPSON * DUNAVANT
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Report of Independent Registered Public Accounting Firm

To the Pension, Savings and Flexible Compensation Committee
First Horizon National Corporation Savings Plan
Memphis, Tennessee

We have audited the accompanying statement of net assets available for benefits of First Horizon National Corporation Savings Plan (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of First Horizon National Corporation Savings Plan as of December 31, 2008 was audited by other auditors whose report dated June 26, 2009, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in its nets assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2009 basic financial statements taken as a whole.

/s/ Thompson Dunavant PLC

Memphis, Tennessee
June 23, 2010

5100 Poplar Avenue • Clark Tower 30th Floor • Memphis, TN 38137 • Ph. 901-685-5575 • fax. 901-685-5583 • www.thompsondunavant.com a Professional Limited Liability Company

KPMG

KPMG LLP
Suite 900
Morgan Keegan Tower
50 North Front Street
Memphis, TN 38103

Report of Independent Registered Public Accounting Firm

The Pension, Savings and Flexible Compensation Committee of
First Horizon National Corporation:

We have audited the accompanying statement of net assets available for benefits of First Horizon National Corporation Savings Plan (the Plan) as of December 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Memphis, Tennessee
June 26, 2009

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative, a Swiss entity.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008

Assets:
Investments - at fair value:
First Horizon National Corporation, common stock	$150,280,465	$109,805,705
Mutual funds	172,881,915	145,342,769
Money market funds	32,540,074	34,958,509
Stable value fund (common/collective trust)	24,649,195	24,682,590
Participant loans	8,505,297	10,481,939
Common/collective trust fund	6,401,805	3,068,326
Segregated participant investments	1,341,638	1,229,204

Total investments - at fair value	396,600,389	329,569,042

Cash	-	1,623,087
Receivables:
Employee contributions	-	568,118
Employer contributions	1,621,484	237,410
Interest	1,744	2,536
Due from broker	-	154,040

Total receivables	1,623,228	962,104

Total assets	398,223,617	332,154,233

Liabilities:
Income tax withholding liability	-	61,673
Expense accrual	51,142	-
Due to broker	778,894	31,714
Other liabilities	141,683	148,544

Total liabilities	971,719	241,930

Net assets available for benefits, at fair value	397,251,898	331,912,302

Adjustment to contract value from fair value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(493,395)	1,183,807

Net Assets Available for Benefits	$396,758,503	$333,096,109

See accompanying notes to financial statements.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2009

2009

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in investments (See note 7)	$71,246,613
Interest income	440,938
Dividend income	12,377,519

Total investment gain	84,065,070

Contributions:
Participants	20,639,172
Employer	11,223,574
Rollovers	492,381

Total contributions	32,355,127

Total additions	116,420,197

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or beneficiaries	51,852,767
Administrative expenses	905,036

Total deductions	52,757,803

Net increase	63,662,394
Net assets available for benefits:
Beginning of year	333,096,109

End of year	$396,758,503

See accompanying notes to financial statements.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2009 and 2008

(1) Plan Description

The following description of First Horizon National Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution retirement savings plan established April 23, 1978, for qualified employees of First Horizon National Corporation and certain affiliates (the Company or Plan Sponsor) to provide a savings plan for those employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Since inception, the Plan agreement has been amended periodically to conform with provisions of ERISA and other laws and regulations. The Plan is administered by the Pension, Savings and Flexible Compensation Committee of the Company. Wilmington Trust began serving as trustee of the Plan on April 1, 2009. Charles Schwab Trust Company (CSTC) was the trustee prior to April 1, 2009. Pursuant to the Plan document, certain retirees are allowed to segregate and direct their accounts into investments outside the investment options available to active participants and defer payment of benefits. These segregated accounts are presented in a single line item in the financial statements and are trusteed by First Tennessee Bank National Association (FTBNA), the Company’s primary affiliate. Hewitt Associates became the recordkeeper of the Plan on April 1, 2009. The 401(k) Company served as record keeper of the Plan prior to April 1, 2009.

(a)	Contributions

Under the terms of the Plan, full-time employees are eligible to participate in the Plan immediately. Part-time employees are eligible to participate upon completion of twelve months of service in which they have worked 1,000 hours or more. A participant may authorize payroll deductions from 1% to 60% of eligible pay (subject to certain legal limitations) as contributions, to be invested as authorized by the participant. The Plan allows participants to make pre-tax contributions (from 1% to 50% of eligible pay) and after-tax contributions (from 1% to 10% of eligible pay). Participants may also rollover amounts representing distributions from other defined benefit and/or defined contribution plans. Participants direct their contributions into various investment options offered by the Plan and may elect to change their investment authorizations at any time.

Effective July 1, 2009, the Plan was amended to include Roth 401(k) contributions.

The Company makes three types of contributions on behalf of participants to the Plan.

Company matching contributions - After one year of service all participants are eligible for matching contributions. All participants receive 50% of the first 1% to 6% of participant pre-tax and Roth 401(k) contributions and are invested in the First Horizon National Corporation Stock Fund (ESOP). These contributions may be redirected into the other investment options within the plan. These contributions are 100% vested at all times.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2009 and 2008

Company savings contributions – The Company provides Flexible Dollars to employees to spend on benefits or to deposit into the Plan. Participants’ Flexible Dollars deposited into the Plan are identified as Company savings contributions and are not eligible for matching contributions. The contributions are 100% vested at all times.

Effective January 1, 2008 the company began making Employer Non Elective Contributions (ENEC) for employees who are not participants in the First Horizon Pension Plan. ENEC contributions are determined annually as a percentage of an eligible participant’s plan eligible earnings and is based on company performance. These contributions are subject to a two year vesting schedule at which point the contributions become 100% vested.

(b)	Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s interest in their account, or installment payouts, as defined. For termination of service for other reasons, a participant may receive the value of the interest in their account as a lump-sum distribution. The Plan also provides for in-service and hardship withdrawals. A participant may request a withdrawal of all or part of their after-tax, rollover and ENEC contributions at any time. Upon obtaining the age of 59 ½, a participant may request a withdrawal of all or a portion of the value of their account. In-service withdrawals are limited to four such withdrawals during a calendar year. Hardship withdrawals are allowed at any time for certain financial needs, as defined. Account balances invested in the ESOP may be received in the form of shares of Company common stock.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and Plan earnings or losses, and is charged with an allocation of asset management fees and certain other recordkeeping expenses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(d)	Vesting

Participants are vested immediately in their contributions, the Company matching contributions and the Company savings contributions, plus actual earnings thereon. Vesting in the ENEC portion of their accounts is based on years of continuous service. ENEC contributions are subject to a two year vesting schedule at which point the contributions become 100% vested.

(e)	Forfeited accounts

At December 31, 2009 forfeited nonvested accounts totaled $21,717. These accounts will be reallocated to participants in the future.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2009 and 2008

	(f)	Participant Loans

Active employee participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. General purpose loan terms range from 6 to 60 months and primary residence loan terms range from 6 to 120 months. The loans are secured by the balance in the participant’s account. Interest rates are set quarterly based on the interest rate on the 15th of the month preceding the new quarter and is based on the prime rate as published in the Wall Street Journal. Principal and interest is paid ratably through payroll deductions. Prior to April 1, 2009 participants could have up to 3 loans outstanding at one time. After April 1, 2009 up to two loans may be outstanding at one time, but participants can have only one general purpose loan and one primary residence loan per calendar year. Participants who rolled over three outstanding loans from prior to April 1, 2009 will be allowed to keep the outstanding loans.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, with the exception of benefit payments which are recorded when paid.

As described in the Accounting Standard Codification 962 (“ASC 962”), formerly known as Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP) investments in fully benefit-responsive investment contracts are required to be presented at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit responsive contracts in the stable value fund. As required by ASC 962, the accompanying Statement of Net Assets Available for Benefits presents the fair value of the investments in the stable value fund as well as the adjustment to contract value relating to the investment contracts. The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

	(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2009 and 2008

(c)	Investment Valuation and Income Recognition

Investments in mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges as of the last business day of the year. Investments in money market funds are stated at fair value based on the closing net asset value of shares held by the Plan at year end. The investment in the stable value fund is stated at contract value as determined by the issuer based on the cost of the underlying investments in guaranteed investment contracts plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Other common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. Investments in common stocks are valued at the last reported sales price on the last business day of the year. U.S. government agency securities are valued at the mean of the bid and ask prices on the last business day of the year. There were no changes in the valuation methodologies used at December 31, 2009 and 2008.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or future fair values. Furthermore, although plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis and is recognized when earned. Dividend income is accrued on the ex-dividend date. Realized gains and losses from investment transactions are reported on the average cost method. Investment income includes unrealized appreciation and depreciation of investments.

Pursuant to the Plan document, certain retirees are allowed to segregate and direct the investment of their accounts and defer payment of benefits. These investments are individually valued according to the accounts and are presented in a single line item in the financial statements.

(d)	Contributions

Participant and Employer contributions are recognized when earned. Rollovers are recognized when approved by the Plan Sponsor.

(e)	Benefit Payments

Benefits paid to participants or beneficiaries are recognized when paid.

(f)	Administrative Expenses

Administrative expenses are recognized when incurred.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2009 and 2008

(g)	Participant Loans

Loans to participants are recorded at amortized cost, which is equal to the unpaid principal balance and any accrued interest, which approximates fair value.

(h)	Recent Accounting Pronouncements

Reporting of Subsequent Events: In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events (“ASC 855-10”). Under ASC 855-10, the effects of events that occur subsequent to the financial statement date are to be evaluated through the date the financial statements are either issued or available to be issued. Reporting entities are to disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. In addition, reporting entities are required to reflect in the financial statements the effects of subsequent events that provide additional evidence about conditions at the financial statement date (recognized subsequent events). Reporting entities are prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but information about those events is required to be disclosed if the financial statements would otherwise be misleading. This guidance was effective for financial statement periods ending after June 15, 2009 with prospective application. Adoption of this guidance in 2009 had no material effect on the Plan’s financial statements.

FASB Accounting Standards Codification: In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, to replace Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles, and to establish the FASB Accounting Standards Codification TM as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.

Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods after September 15, 2009.

In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“ASC 820-10”). This FSP emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little,

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2009 and 2008

if any, weight should be assigned to the indication of the asset or liability’s fair value. Adjustments to those transactions or prices would be needed to determine the appropriate fair value. The guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan’s net assets available for benefits.

In September 2006, the FASB issued Accounting Standard Codification 820 (“ASC 820”) formerly known as Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of ASC 820 are effective for fiscal years beginning after November 15, 2007. The Plan adopted the provisions of ASC 820 for its plan year beginning January 1, 2008. There was no material impact on the Plan as a result of the adoption of ASC 820.

(i) Reclassifications

Certain prior year amounts have been reclassified to conform to the 2009 presentation.

(3)	Risks and Uncertainties

Investment securities, including First Horizon National Corporation common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(4)	Concentration of participant investments

The Plan has a significant portion of its assets invested in First Horizon National Corporation common stock. This investment in First Horizon National Corporation common stock approximates 37% of the Plan’s net assets available for benefits as of December 31, 2009.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the Plan provides that all affected participants’ interests will become fully vested and nonforfeitable.

(6)	Tax Status of Plan

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by a letter dated October 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receipt of such letter; however, the Plan’s management believes that the Plan remains in compliance with the applicable requirements of

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2009 and 2008

the IRC. Management is unaware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

At December 31, 2008 there was an income tax withholding liability of $61,673 representing participant taxes for early withdrawal. These expenses were withheld by the Plan Sponsor on behalf of the participants and remitted to the IRS. As of December 31, 2009 there was no such withholding liability.

(7)	Related Party Transactions

Certain plan investments are shares of First Horizon National Corporation common stock and mutual funds and common collective trust funds managed by Wilmington Trust Company. First Horizon National Corporation is the Plan sponsor and Wilmington Trust Company is the trustee and custodian and, therefore, these transactions qualify as party-in-interest transactions.

The company also provides the Plan with certain management and administrative services for which no fees are charged.

(8)	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2009 and 2008:

	2009	2008

First Horizon National Corporation – common stock	$150,280,465	$109,806,656
Royce Premier Fund	39,579,208	32,989,935
Dodge & Cox Balanced Fund	34,124,751	29,655,641
Harbor Fund International Fund	34,891,633	27,497,453
Goldman Sachs Structured US Equity	21,281,906	19,260,312
Goldman Sachs Financial Square – money market fund	31,528,106	34,948,843
Invesco Stable Value Fund	24,649,195	-
Amvescap National Trust Company – common/collective trust	-	24,682,590
Vanguard 500 Index Fund - Admiral	23,368,561	18,824,449

For the year ended December 31, 2009, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $71,246,613, as follows:

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2009 and 2008

2009

First Horizon National Corporation – common stock	$33,778,934
Common collectives	3,407,138
Mutual Funds	33,964,992
Segregated Participant Investments	95,549

$71,246,613

(9)	Fully Benefit Responsive Investments

The Plan invests in the Invesco Stable Value Trust which is a collective trust fund in the Institutional Retirement Trust. The Trust’s primary investment objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers. The Trust holds synthetic guaranteed investment contracts (GIC’s). The GIC’s are portfolios of securities owned by the Trust with wrap contracts associated with the portfolios. The fair value of wrap contracts is determined by Invesco National Trust Company based on the change in the present value of the contract’s replacement cost. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustment for withdrawals.

The crediting rate on the wrap contracts is accrued daily under the trust’s wrap agreements and is the product of the contract value of the wrap agreements multiplied by the crediting rate as determined pursuant to the wrap agreement. The wrapper contract provides that the adjustments to the interest crediting rate will not result in an interest crediting rate that is less than zero. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis according to each contract.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events included termination of the plan, a material adverse change to the provisions of the plan, the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Management of the trust believes it is not probable that such events would be of sufficient magnitude to limit the ability of the trust to transact at contract value with the participants in the trust.

The average yield of the stable value fund was 3.099% for 2009 and 6.449% for 2008 and the crediting interest rate was 3.887% for 2009 and 3.344% for 2008.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2009 and 2008

(10)	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
	•	quoted prices for similar assets or liabilities in active markets;
	•	quoted prices for identical or similar assets or liabilities in inactive markets;
	•	inputs other than quoted prices that are observable for the asset or liability;
	•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009:

	Investments at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total

Mutual funds	$172,881,915	$-	$-	$172,881,915
Common stocks	150,971,964	-	-	150,971,964
U.S. government securities	79,057	-	-	79,057
Common/collective trust funds	-	31,051,000	-	31,051,000
Money market funds	33,111,156	-	-	33,111,156
Participant Loans	-	-	8,505,297	8,505,297

	$357,044,092	$31,051,000	$8,505,297	$396,600,389

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

	Investments at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Mutual funds	$145,342,769	$-	$-	$145,342,769
Common stocks	110,394,596	-	-	110,394,596
U.S. government securities	84,080	-	-	84,080
Common/collective trust funds	-	27,750,916	-	27,750,916
Money market funds	35,505,076	9,666	-	35,514,742
Participant Loans	-	-	10,481,939	10,481,939

	$291,326,521	$27,760,582	$10,481,939	$329,569,042

The following table sets forth a summary of changes in the fair value of the plan’s level three investments for the year ended December 31, 2009:

Level 3

Balance, beginning of year	$10,481,939
Purchases, sales, issuances, and settlements (net)	(1,976,642)

Balance, end of year	$8,505,297

(11)	Benefits Payable

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but have not been paid as of December 31, 2009 or 2008. Plan assets allocated to these participants were $120,555 for 2009 and $815,522 for 2008.

(12)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 filed for 2008 and expected to be filed for 2009:

	2009	2008

Net assets available for benefits per the financial statements	$396,758,503	$333,096,109
Less: Benefits payable	(120,555)	(815,522)
Add: Adjustment to contract value	493,395	(1,183,807)

Net assets available for benefits per the Form 5500	$397,131,343	$331,096,780

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2009 and 2008

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 expected to be filed for 2009:

2009

Benefits paid to participants per the financial statements	$51,852,767
Less: accrual for prior year	(815,522)
Add: accrual for current year	120,555

Benefits paid to participants per the Form 5500	$51,157,800

The following is a reconciliation of the total increase in net assets of the plan per the financial statements to the Form 5500 expected to be filed for 2009:

2009

Total increase in assets per the financial statements	$63,662,394
Cumulative adjustment to contract value	1,677,202
Cumulative benefits payable	694,967

Net income per the Form 5500	$66,034,563

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Number: 002
EIN: 62-0803242
December 31, 2009

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

*	Wilmington Prime Money Market Fund W Class	Money market fund	$1,011,968
	Goldman Sachs Financial Square Government	Money market fund	31,528,106

		Total money market fund	32,540,074

	Invesco Stable Value Fund	Common/collective - stable value fund	24,649,195

	Barclays Global Life Path Index 2015 Fund	Common/collective trust fund	1,444,549
	Barclays Global Life Path Index 2020 Fund	Common/collective trust fund	1,167,186
	Barclays Global Life Path Index 2025 Fund	Common/collective trust fund	722,543
	Barclays Global Life Path Index 2030 Fund	Common/collective trust fund	642,361
	Barclays Global Life Path Index 2035 Fund	Common/collective trust fund	386,554
	Barclays Global Life Path Index 2040 Fund	Common/collective trust fund	447,625
	Barclays Global Life Path Index 2045 Fund	Common/collective trust fund	426,480
	Barclays Global Life Path Index Retirement	Common/collective trust fund	1,164,507

		Total common/collective trust fund	6,401,805

	Dodge & Cox Balanced Fund	Mutual fund	34,124,751
	Goldman Sachs Structured US Equity	Mutual fund	21,281,906
	Harbor Fund International Fund	Mutual fund	34,891,633
	Old Mutual Copper Rock Emerging Growth	Mutual fund	4,131,802
	Royce Premier Fund	Mutual fund	39,579,208
	Goldman Sachs Core Fixed Income	Mutual fund	15,504,054
	Vanguard 500 Index Fund - Admiral	Mutual fund	23,368,561

		Total mutual funds	172,881,915

*	First Horizon National Corporation	First Horizon National Corporation common stock fund, 12,087,549.4487 units	150,280,465

*	Various participants	Loan fund, interest rates ranging from 4.0% to 9.5% with varying maturity dates through 2018, collateralized by participants’ right, title and interest in and to the Plan	8,505,297

	Segregated participant investments:

	Fidelity Inst’l Govt Portfolio	Money market fund	571,082

	Federal Home Loan Bank	U.S. government agency note, 6.0%, due 2/12/2016	79,034
	Federal Home Loan Mortgage Corporation	U.S. government agency pool #182031, 10.0%, due 12/1/2010	23

		Total U.S. government agencies	79,057

	Bank of America Corp	Corporate stock, 1000 shares	71,189
	Cross A T Company	Corporate stock, 1000 shares	5,230
	Deltic Timber Corporation	Corporate stock, 571 shares	26,369
	JP Morgan Chase & Company	Corporate stock, 720 shares	30,002
	Miller Herman, Inc.	Corporate stock, 4000 shares	63,960
	Murphy Oil Corporation	Corporate stock, 8000 shares	433,600
	Parametric Technology Corporation	Corporate stock, 553 shares	9,036
	Supervalu, Inc.	Corporate stock, 4000 shares	50,840
*	First Horizon National Corporation	First Horizon National Corporation, 90 shares	1,273

		Total corporate stock	691,499

			$396,600,389

* Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

EXHIBITS

The following documents are filed as exhibits to this Form 11-K:

1.	Consent of Independent Registered Public Accounting Firm [Thompson Dunavant PLC].

2.	Consent of Independent Registered Public Accounting Firm [KPMG LLP].

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension, Savings and Flexible Plan Committee of the First Horizon National Corporation Savings Plan (“Plan”) has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Date: June 25, 2010	By:	/s/ SALOMON MIZRAHI

Salomon Mizrahi
Senior Vice President – Total Compensation and Benefits, and Member of the Pension, Savings and Flexible Compensation Committee

EXHIBIT INDEX

No.	Description

23.1	Consent of Independent Registered Public Accounting Firm [Thompson Dunavant PLC]

23.2	Consent of Independent Registered Public Accounting Firm [KPMG LLP]